Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom, +46 26 26 10 30

2006-07-24
Your date

Your reference


06015879

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA



Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the second quarter 2006, dated 20 July 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance


PROCESSING
RECEIVED
AUG 08 2006
151
SECTION
WASH., D.C.

PROCESSED
AUG 10 2006
THOMSON
FINANCIAL

SEC-brev 050509 Report 1st q 2005

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik Q2

PRESS RELEASE 20 July 2006 Interim report second quarter 2006

STRONG BUSINESS CLIMATE AND IMPROVED PROFITABILITY

- Order intake +7%*, SEK 19,131 M.
- Invoiced sales +8%*, SEK 17,851 M.
- Operating profit +24%, SEK 2,995 M.
- Profit after financial items +21%, SEK 2,695 M.
- Profit for the period +24%, SEK 1,987 M.
- Earnings per share +33%, SEK 1.60.
- Cash flow +67%, SEK 1,477 M.

"The business climate remained good during the second quarter and growth was favorable. The increase in profit was primarily attributable to higher capacity utilization, an improved product mix and increased productivity. Invoicing increased by a total of 11% to SEK 17.9 billion, the operating margin increased to 16.8% and earnings per share rose by 33%.
It was positive that the profit margin increased within all business areas through a focus on increased customer care, a better product mix and greater internal efficiency. The positive price effect offset the higher raw materials costs. It was also gratifying that we acquired three companies that give Sandvik a strong position in an attractive new application area, mineral exploration," says Lars Pettersson, Sandvik's President and CEO.



"We continue to increase margins in all areas," says Lars Pettersson, President and CEO.

INVOICED SALES*


19 +11
46 +8
22 +3
7 +25
6 +6

Share of the Group, % Change, %

KEY FIGURES

SEK M	Q 2/06	Q 2/05	Q 1-2/06	Q 1-2/05
Order intake	19 131	17 371	40 116	33 017
Invoiced sales	17 851	16 150	35 332	30 344
Operating profit	2 995	2 425	5 848	4 466
Earnings per share, SEK [1]	1.60	1.20	3.15	2.25

1) Values for 2005 recalculated after 5:1 split.

BUSINESS AREAS – INVOICED SALES*


+5%

Sandvik Tooling


+11%

Sandvik Mining and Construction


+10%

Sandvik Materials Technology

* Change compared to the same quarter the preceding year at fixed exchange rates for comparable units.

For additional information, please call +46 (0) 26-26 10 01 or visit www.sandvik.com


SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q 2 2006	Q 2 2005	Change %	Q 1-2 2006	Q 1-2 2005	Change %
Order intake	19 131	17 371	+10 [1]	40 116	33 017	+22 [1]
Invoiced sales	17 851	16 150	+11 [2]	35 332	30 344	+16 [2]
Operating profit	2 995	2 425	+24	5 848	4 466	+31
%	16.8	15.0		16.6	14.7	
Profit after financial items	2 695	2 235	+21	5 380	4 127	+30
%	15.1	13.8		15.2	13.6	
Profit for the period	1 987	1 608	+24	3 927	2 971	+32
%	11.1	10.0		11.1	9.8	
of which shareholders' interest	1 896	1 511	+26	3 733	2 795	+34
Earnings per share, SEK *	1.60	1.20	+33	3.15	2.25	+40

1) +7 % and +15 % respectively at fixed exchange rates for comparable units.
2) +8 % and +11 % respectively at fixed exchange rates for comparable units.
*) Calculated on the basis of the shareholders' share of profit for the period. Values for 2005 recalculated after 5:1 split.

KEY FIGURES	Q 2 2006	Q 2 2005	Full-year 2005
No. of shares outstanding at end of period ('000) [4]	1 186 287	1 235 224 [1]	1 186 287 [2]
Average no. of shares ('000) [4]	1 186 287	1 235 224 [1]	1 216 873 [2]
Tax rate, %	26	28	28
Return on capital employed, % [3]	25.9	22.2	23.7
Return on total equity, % [3]	31.1	24.0	27.4
Shareholders' equity per share, SEK [4]	19.40	16.30	19.80
Net debt/equity ratio	0.8	0.7	0.7
Net working capital, %	28	29	27
No. of employees	40 747	39 105	39 613

1) Before share redemption.
2) After cancellation of redeemed and repurchased shares.
3) Rolling 12 months.
4) Values for 2005 recalculated after 5:1 split.

ORDER INTAKE AND INVOICED SALES BY MARKET AREA

Second quarter 2006

Market area	Order intake SEK M	Change* %	Change* % [1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	8 756	+11	+9	46	8 265	+8	46
NAFTA	3 687	+5	+15	19	3 442	+11	19
South America	1 224	-18	+8	6	1 030	+6	6
Africa/Middle East	1 276	+13	+5	7	1 290	+25	7
Asia/Australia	4 187	+9	+4	22	3 824	+3	22
Total	19 131	+7	+9	100	17 851	+8	100

* At fixed exchange rates for comparable units.
1) Excluding project orders.

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
22 500
15 000
7 500
0
75 000
50 000
25 000
0
04
05
06
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
22 500
15 000
7 500
0
75 000
50 000
25 000
0
04
05
06
Quarter
Rolling 12 months

Invoicing amounted to SEK 17,851 M (16,150), an increase in total of 11% and of 8% excluding currency effects, for comparable units. The increase for comparable units excluding currency effects was 5% for Sandvik Tooling and 11% for Sandvik Mining and Construction. For Sandvik Materials Technology, the increase was 10%, of which 2 percentage points were attributable to price surcharges for increased raw materials prices.

Order intake amounted to SEK 19,131 M (17,371), which was an increase of 10%. The increase was 7% excluding currency effects for comparable units and 9% adjusted for project orders. Currency fluctuations had a positive impact of 2% on order intake. All growth numbers in the text below are adjusted for project orders.

Growth excluding currency effects for comparable units was 2% for Sandvik Tooling and 8% for Sandvik Mining and Construction. Order intake for Sandvik Materials Technology increased by 18%, including about +2 percentage points for increased raw materials prices.

Order intake and invoicing were negatively affected since the quarter had fewer working days than the corresponding quarter in 2005. The effect mainly related to Sandvik Tooling, where the negative effect amounted to about 3 percentage points. Since the nature of the business meant that other business areas were affected to a lesser extent, the negative effect on the Group is expected to total about 1 percentage points.

Demand for Sandvik's products remained strong in Europe, and the order intake increased by 9%. The trend in Western Europe improved, while demand in Eastern Europe was very favorable. The business climate in NAFTA was strong, and order bookings increase by 15%, particularly in investment-related segments such as oil/gas and mining. The trend in Africa/Middle East was positive, and the order intake increased 5% over the preceding year. Order intake in South America increased by 8%, with a continued highly positive trend for the mining industry, while engineering products in Brazil showed some weakening. Order intake in Asia/Australia increased by 4%. Growth remained very good, particularly in China and India. It was weaker in Australia, mainly due to strong comparison last year.

The global industrial economy remained strong in most markets, particularly in investment-related areas, such as machinery, mining and construction industries, as well as in the oil/gas and process industries. Demand from the general engineering industry remained at a high level. Activity in the global automotive industry remained high, and demand in the aerospace industry increased in both Europe and NAFTA.

CHANGE %	INVOICED SALES				ORDER INTAKE			
	Q 2 2006	Q 2 2005	Q 1-2 2006	Q 1-2 2005	Q 2 2006	Q 2 2005	Q 1-2 2006	Q 1-2 2005
Price/volume	+8	+17	+11	+16	+7	+22	+15	+18
Structural	+1	-1	0	-1	+1	-2	+1	-1
Currency	+2	0	+5	-1	+2	0	+5	-1
Total	+11	+16	+16	+14	+10	+21	+22	+16

Earnings and return


OPERATING PROFIT
SEK M Quarter
Per cent
4 000
3 000
2 000
1 000
0
20
15
10
5
0
04
05
06
Quarter
Operating margin, %


RETURN
Percent
Percent
35
30
25
20
15
10
5
0
04
05
06
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit amounted to SEK 2,995 M, an increase of 24% compared with a year earlier. The **operating margin** improved strongly to 16.8 % of invoiced sales (Q2, 2005: 15.0%). All business areas increased operating profit and operating margin. The improvement in earnings was due in part to higher sales volumes and positive price trends and in part to increased internal efficiency, successful product introductions and a better product mix. Changes in exchange rates had a positive impact of about SEK 205 M on earnings, attributable mainly to Sandvik Mining and Construction. Restructuring costs totaling SEK 48 M were charged against earnings in Seco Tools.

Net financial items amounted to an expense of SEK 300 M (expense: 190). The change from the preceding year was attributable to increased borrowing and the effects of the market valuation of financial instruments for the employee stock options program. **Profit after financial income** and expenses increased by 21% to SEK 2,695 M (2,235), 15.1% of invoicing. Tax amounted to SEK 708 M (627). **Net profit for the period** was up 24% to SEK 1,987 M (1,608). **Earnings per share** rose by 33% to SEK 1.60 (1.20).

Cash flow from operating activities amounted to SEK 1,477 M (882). Working capital rose SEK 1,271 M in volume as a result of higher operating volumes and some seasonal effects. **Investments** amounted to SEK 1,966 M (839), of which company acquisitions accounted for SEK 865 M. Cash flow after investments was negative in an amount of SEK 346 M (108) for the quarter.

Working capital as a percentage of invoicing amounted to 28% (29). **The return on capital employed** was 25.9% (22.2) through improved operating margin and increased capital efficiency. **The return on shareholders' equity** was 31.1% (24.0). Interest-bearing liabilities, less cash and cash equivalents, resulted in net debt of SEK 18,974 M (15,464). Cash and cash equivalents amounted to SEK 1,819 M (1,731), with loans totaling SEK 17,223 M (13,325). Net debt/equity ratio was 0.8% (0.7)


CASH FLOW
from operations
SEK M Quarter
SEK M Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
04
05
06
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
04
05
06
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the second quarter amounted to SEK 5,694 M (5,503), which was an increase of 2% for comparable units, excluding currency effects. Invoiced sales amounted to SEK 5,662 M (5,344), an increase of 5% compared with a year earlier for comparable units excluding currency effects. Order intake and invoicing in the quarter were negatively affected by about 3 percentage points since the second quarter 2006 had fewer working days than in 2005.

The market trend was favorable for Sandvik Tooling. Tools in cemented carbide materials continued to develop more positively than high-speed steel tools. Demand showed a stable increase in Europe and remained strong in NAFTA. In Eastern Europe and large parts of Asia, demand remained strong as previously.

Demand was favorable from the general engineering, oil/gas and automotive industries and remained strong in the aerospace industry. Activity was high in the automotive industry in Europe and Asia but lower in North America. In South America, demand declined in the second quarter as well, primarily due to a strong currency and lower demand in Brazil.

Sandvik Tooling continued its strategic work to develop synergies and capitalize on cast advantages between product areas. During the quarter, the production unit in Fair Lawn in the US was closed, as previously announced, and production was concentrated to fewer units. The successful product introductions in the past year, including new programs for short hole drilling and cemented-carbide inserts, contributed to improving profitability during the quarter. Operating profit for the quarter amounted to SEK 1,314 M (1,137), an increase of 16% over the second quarter of 2005. The operating margin amounted to 23.2% (21.3). The increase in profit was primarily due to higher prices, high capacity utilization, a better product mix and implemented efficiency measures. Currency effects had a positive effect of about SEK 60 M on earnings. Capital efficiency within Sandvik Tooling developed positively, and the return on capital employed rose to 32.9% (30.6).



During the quarter, a decision was taken to merge the Walter and Titex + Prototype products areas. The new unit will be one of the largest in the area of tools for metal-working processing. The photo is from Prototypwerke in Zell, Germany.

SANDVIK TOOLING

SEK M	Q 2 2006	Q 2 2005	Change %	Q 1-2 2006	Q 1-2 2005	Change %
Order intake	5 694	5 503	+2*	11 789	10 544	+7*
Invoiced sales	5 662	5 344	+5*	11 463	10 272	+7*
Operating profit	1 314	1 137	+16	2 608	2 161	+21
%	23.2	21.3		22.7	21.0	
Return on capital employed	32.9	30.6				
Number of employees	14 907	15 122	-1			

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake in the quarter amounted to SEK 6,711 M (5,833), corresponding to an increase of 9% for comparable units, excluding currency effects.

Market activity was high during the quarter, and demand for base metals, precious metals and coal remained strong. High production rates in combination with new investments resulted in continued high demand for machinery for the mining industry. The high rate of production and investments also generates high demand for tools, service and spare parts. Demand from the construction industry was favorable and strengthened mainly in Eastern Europe and Asia. The share of project orders declined during the quarter, but the underlying demand remains very strong.

Invoiced sales increased by 11% for comparable units excluding currency effects and amounted to SEK 6,039 M (5,241).



During the quarter, Sandvik acquired the Australian company UDR Group with operations in Australia and Chile. UDR is the leading manufacturer of surface drilling rigs for mineral exploration.

During the quarter, three strategic acquisitions were made: SDS Corporation, UDR Group and Hagby-Asahi. These acquisitions mean that Sandvik Mining and Construction established itself as a leading supplier in the mineral exploration application area. From a structural and business-cycle perspective, this area is considered to have very favorable growth potential for several years in the future. With its common customer and application base, it is a logical area for expansion for Sandvik Mining and Construction. The acquired companies are leaders in their respective markets with both machinery and tools, as well as know-how in mineral exploration. With Sandvik's global organization, this provides significant opportunities for expansion and a strong market position. Together, the three acquisitions add annual sales of about SEK 1.2 billion and nearly 700 employees. SDS and UDR are included in an amount of about SEK 111 M in invoiced sales for the quarter. Total assets increased by some SEK 1.2 billion as a result of the acquisitions.

Operating profit increased by 39% in the second quarter to SEK 918 M (660) or 15.2% of invoiced sales. The increase was primarily due to higher volumes and high capacity utilization in combination with positive price trends, a better product mix and increased efficiency. Currency effects had a positive effect of about SEK 130 M on profit. Return on capital employed increased to 29.4% (23.2).

SANDVIK MINING AND CONSTRUCTION

SEK M	Q 2 2006	Q 2 2005	Change %	Q 1-2 2006	Q 1-2 2005	Change %
Order intake	6 711	5 833	+9*	15 010	10 908	+27*
Invoiced sales	6 039	5 241	+11*	11 579	9 454	+15*
Operating profit	918	660	+39	1 718	1 150	+49
%	15.2	12.6		14.8	12.2	
Return on capital employed	29.4	23.2				
Number of employees	11 730	10 080	+16			

* at fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the second quarter amounted to SEK 5,351 M (4,778), an increase of 11% over the preceding year for comparable units excluding currency effects or 18% after adjustment for major project orders. Invoiced sales amounted to SEK 4,783 M (4,313), an increase of 10% for comparable units excluding currency effects. Price surcharges for high raw materials prices had a positive effect of about 2 percentage points on order intake and invoicing. This meant that order intake increased by 9% and invoicing by 8% in comparable terms.

The business climate in the US was stable and improved in Europe, particularly for highly refined niche products. In Asia, particularly China, growth remained strong, as in South America.

Business conditions remained strong for most product areas, although primarily in the energy, process and aerospace industries. Sandvik Materials Technology's strong position as a supplier in the oil and gas industry was further strengthened during the quarter, and several new orders were received. Demand from the general engineering industry and consumer-related industries was favorable and improved in the electronics industry.

Sandvik Materials Technology is increasing capacity through both investments and increased staffing for the production of advanced seamless tubing with the objective of meeting the high demand in the oil/gas and process industries.

Operating profit during the second quarter increased by 16% and amounted to SEK 553 M (475) or 11.6% of invoicing. The improved profitability is primarily attributable to higher volumes resulting in better capacity utilization, in combination with the change program in progress that resulted in increased capacity, reduced costs and an improved product mix. Currency effect had a marginal effect on earnings. Return on capital employed increased to 14.5% (12.3).



In high-temperature applications, stainless steel plays an important role in muffle tubes, for example. These applications include wire manufacturing as shown here.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q 2 2006	Q 2 2005	Change %	Q 1-2 2006	Q 1-2 2005	Change %
Order intake	5 351	4 778	+11*	10 476	9 090	+11*
Invoiced sales	4 783	4 313	+10*	9 502	8 184	+12*
Operating profit	553	475	+16	1 079	864	+25
%	11.6	11.0		11.4	10.6	
Return on capital employed	14.5	12.3				
Number of employees	8 430	8 349	+1			

* at fixed exchange rates for comparable units.

First six months 2006

The order intake for the first six months amounted to SEK 40,116 (33,017), an increase of 22% in total and 15% for comparable units, excluding currency effects. Invoicing was SEK 35,332 M (30,344), an increase of 16% in total and 11% for comparable units excluding currency effects.

Operating profit for the period from January to June amounted to SEK 5,848 M (4,466), an increase of SEK 1,382 M or 31%. The operating margin was 16.6% (14.7) of invoicing. Currency effects had a positive impact of SEK 455 M on profit from the beginning of the year.

Net financial items amounted to an expense of SEK 468 M (expense: 339). Profit after financial items amounted to SEK 5,380 M (4,127), an increase of 30%. The tax rate was 27.0%, and profit for the period amounted to SEK 3,927 M (2,971). Earnings per share amounted to SEK 3.15 (2.25).

Cash flow from operations amounted to SEK 3,856 M (2,128). The Group's investments in fixed assets amounted to SEK 2,191 M (1,444). Company acquisitions accounted for SEK 865 M. After investments, acquisitions and divestments, cash flow was SEK 1,159 M (732).

The number of employees was 40,747 (39,613 at 31 December 2005), an increase of 494 persons for comparable units since the beginning of the year.

Significant events

- Decisions taken by the Annual General Meeting on 2 May 2006 included approval of a dividend of SEK 13.50 per share for 2005 and a 5:1 split of the Sandvik share. At the meeting, Fredrik Lundberg and Hanne de Mora were elected as ordinary members of the Board of Directors after Arne Mårtensson and Lars Nyberg had declined re-election.
  - In June, the 5:1 share split approved by the Annual General Meeting on 2 May 2006 was implemented. The record date was 12 June 2006. The split means that the number of Sandvik shares increased from 237 million to 1,186 million shares.
- During the quarter, the closure of Sandvik Tooling's production unit in Fair Lawn in the US was completed as planned. Some 100 persons were affected by the closure. The reserve of SEK 75 M allocated in the first quarter is expected to cover the costs of closure.
- On the 23 May Sandvik AB and Sandvik Treasury AB (publ) announced the signing of a seven-year EUR 1,000 million Syndicated Revolving Credit Facility maturing 2013. The proceeds of the facility will be used for general corporate purposes and to refinance the existing EUR 1,000 million Revolving Credit Facility maturing in 2009.
- During the quarter, three acquisitions were made within Sandvik Mining and Construction. Since the acquisitions were relatively small, they are not specified in accordance with IFRS 3 in this interim report. Complete reporting of the acquisitions made during 2006 will be provided in the 2006 Annual Report.
  - On 30 May 2006, it was announced that Sandvik had obtained 98.21% of the shares in the Australian company SDS Corporation through a public offer to the company's shareholders. Compulsory redemption of the remaining SDS shares then took place, and SDS was delisted from the Australian Stock Exchange. SDS is a leading supplier of machinery in the area of mineral exploration. The purchase price amounted to about SEK 590 M. SDS has some 500 employees and reported sales of about SEK 650 M in 2005. SDS was consolidated in Sandvik Mining and Construction as of 1 June 2006.
  - On 31 May 2006, it was announced that Sandvik had completed the acquisition of the Swedish-Japanese company Hagby-Asahi, a leading supplier of diamond tools and drills. The purchase price amounted to about SEK 135 M. The acquisition added annual sales of some SEK 160 M and

about 100 employees. Hagby-Asahi will be consolidated as of 1 July 2006.

- On 8 June 2006, it was announced that an agreement had been reached regarding the acquisition of the Australian company UDR Group from Major Drilling Group International. UDR Group is one of the market's leading suppliers of surface drilling rigs for mineral exploration. The purchase price amounted to about SEK 250 M. The acquisition added annual sales of some SEK 275 M and about 100 employees. UDR Group was consolidated in Sandvik as of 8 June 2006.

Parent Company

The Parent Company's invoiced sales were SEK 9,143 M (7,954) and operating profit totaled SEK 294 M (416). Interest-bearing liabilities, less cash and cash equivalents and interest-bearing assets, amounted to SEK 11,241 M (8,266 at 31 December 2005). Investments in fixed assets totaled SEK 390 M (341).

Accounting principles

This report was prepared in accordance with IFRS, with application of IAS 34, Interim Financial Reporting. The same accounting and valuation principles were applied as in the most recent annual report.

Sandviken, 20 July 2006

Sandvik AB; (publ)
Lars Pettersson
President and CEO

Appendices:

1. The Group in brief.

2. Sales and operating profit.

The Company's auditors have not conducted a special audit of this report.

Additional information is available by telephone +46 (0)26-26 10 01. A telephone conference will be held on 20 July at 2:00 p.m. For further information, visit www.sandvik.com

The Sandvik Group's earnings for the third quarter of 2006 will be published on 27 October 2006.

POSTAL ADDRESS
Sandvik AB
Group Communications
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 - 26 00 00
+46 26 - 26 10 43

WEB SITE AND E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q 2 2006	Q 2 2005	Change %	Q 1-2 2006	Q 1-2 2005	Change %
Revenue	17 851	16 150	+11	35 332	30 344	+16
Cost of sales and services	-11 536	-10 649	+8	-22 809	-19 866	+15
Gross profit	6 315	5 501	+15	12 523	10 478	+20
% of revenue	35.4	34.1		35.4	34.5	
Selling expenses	-2 384	-2 227	+7	-4 713	-4 328	+9
Administrative expenses	-640	-589	+9	-1 270	-1 151	+10
R&D-expenses	-365	-352	+4	-807	-677	+19
Other operating income and expenses	69	92	-24	115	144	-20
Operating profit	2 995	2 425	+24	5 848	4 466	+31
% of revenue	16.8	15.0		16.6	14.7	
Financial income	3	37		145	119	+18
Financial expenses	-303	-227	+33	-613	-458	+33
Net financing cost	-300	-190	+58	-468	-339	+38
Profit after financial items	2 695	2 235	+21	5 380	4 127	+30
% of revenue	15.1	13.8		15.2	13.6	
Income tax expense	-708	-627	+13	-1 453	-1 156	+26
Profit for the period	1 987	1 608	+24	3 927	2 971	+32
% of revenue	11.1	10.0		11.1	9.8	
of which minority interests	91	97	-6	194	176	+10
of which shareholders' interest	1 896	1 511	+26	3 733	2 795	+34
Earnings per share, SEK	1.60	1.20	+33	3.15	2.25	+40

BALANCE SHEET MSEK	Q 2 2006	Q 2 2005	Change %	Q 1-4 2005
Intangible assets	6 190	5 604	+10	5 874
Property, plant and equipment	16 845	16 014	+5	16 687
Financial assets	3 381	3 113	+9	3 271
Inventories	16 994	16 370	+4	16 440
Current receivables	17 382	16 292	+7	15 731
Cash and cash equivalents	1 819	1 731	+5	1 559
Total assets	62 611	59 124	+6	59 562
Total equity	23 888	21 053	+13	24 507
Interest-bearing liabilities	20 793	17 195	+21	18 212
Non-interest-bearing liabilities	17 930	20 876	-14	16 843
Total equity and liabilities	62 611	59 124	+6	59 562
*Net working capital**	*20 589*	*20 202*		*19 623*

*) Inventories + trade receivables excl. prepaid income taxes – non-interest-bearing liabilities excl. tax liabilities.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY SEK M	Q 1-2 2006	Q 1-2 2005
Opening equity as shown in approved balance sheet for the preceding year (IFRS)	24 507	23 551
Effect of change in accounting policy (IAS 39)		+62
Opening equity, as restated	24 507	23 613
Currency translation differences	-1 121	+1 730
Equity settled share based payments	-135	-21
Effect of hedge accounting in accordance with IAS 39	+243	-264
Dividends	-3 533	-3 012
Redemption of own shares		-3 964
Net profit for the period	+3 927	+2 971
Closing equity	23 888	21 053

CASH-FLOW STATEMENT SEK M	Q 2 2006	Q 2 2005	Q 1-2 2006	Q 1-2 2005
Cash flow from operating activities				
Income after financial income and expenses	+2 695	+2 235	+5 380	+4 127
Adjustment for depreciation and impairment losses	+646	+657	+1 440	+1 296
Adjustment for items that do not require the use of cash	+132	-108	+87	-66
Income tax paid	-855	-433	-1 677	-987
Cash flow from operating activities before changes in working capital	+2 618	+2 351	+5 230	+4 370
Changes in working capital				
Change in inventories	-584	-761	-1 027	-1 713
Change in operating receivables	-867	-981	-1 646	-1 416
Change in operating liabilities	+310	+273	+1 299	+887
Cash flow from operating activities	+1 477	+882	+3 856	+2 128
Cash flow from investing activities				
Aquisitions of companies and shares, net of cash acquired	-849		-849	-28
Purchase of property, plant and equipment	-1 101	-839	-2 191	-1 444
Proceeds from sale of companies and shares, net of cash disposed of	+6		+6	
Proceeds from sale of property, plant and equipment	+121	+65	+337	+76
Net cash used in investing activities	-1 823	-774	-2 697	-1 396
Net cash flow after investing activities	-346	+108	+1 159	+732
Cash flow from financing activities				
Change in loans	+3 681	+2 409	+2 786	+2 002
Personnel options program	-49	-9	-45	-27
Redemption of own shares	-	+158	-	+158
Dividends paid	-3 519	-3 012	-3 533	-3 012
Net cash used in financing activities	+113	-454	-792	-879
Cash flow for the period	-233	-346	+367	-147
Cash and cash equivalents at beginning of the period	2 133	1 977	1 559	1 720
Exchange-rate differences in cash and cash equivalents	-81	+100	-107	+158
Cash and cash equivalents at the end of the period	1 819	1 731	1 819	1 731

Appendix 2

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Q 2 2006	Change Q 2 %	Change Q 2 % [1]	Q 1-2 2006
Europe	7 609	6 589	7 508	28 729	7 896	8 265	+9	+8	16 161
NAFTA	3 011	3 306	3 579	12 643	3 779	3 442	+14	+11	7 221
South America	866	905	1 089	3 552	931	1 030	+19	+6	1 961
Africa/Middle East	989	1 033	1 154	3 994	1 161	1 290	+30	+25	2 451
Asia/Australia	3 675	3 721	4 143	14 452	3 714	3 824	+4	+3	7 538
Group total	16 150	15 554	17 473	63 370	17 481	17 851	+11	+8	35 332

ORDER INTAKE BY BUSINESS AREA

SEK M	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Q 2 2006	Change Q 2 %	Change Q 2 % [1]	Q 1-2 2006
Svk Tooling	5 503	5 089	5 451	21 084	6 095	5 694	+3	+2	11 789
Svk Mining and Construction	5 833	6 283	5 203	22 394	8 300	6 711	+15	+9	15 010
Svk Materials Technology	4 778	3 922	4 700	17 712	5 124	5 351	+12	+11	10 476
Seco Tools[2]	1 252	1 178	1 327	4 965	1 459	1 368	+9	+7	2 827
Group activities	5	8	8	31	7	7			14
Group total	17 371	16 480	16 689	66 186	20 985	19 131	+10	+7	40 116

INVOICED SALES BY BUSINESS AREA

SEK M	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Q 2 2006	Change Q 2 %	Change Q 2 % [1]	Q 1-2 2006
Svk Tooling	5 344	5 066	5 510	20 847	5 801	5 662	+6	+5	11 463
Svk Mining and Construction	5 241	5 409	5 697	20 560	5 539	6 039	+15	+11	11 579
Svk Materials Technology	4 313	3 890	4 929	17 003	4 719	4 783	+11	+10	9 502
Seco Tools[2]	1 247	1 181	1 317	4 919	1 413	1 356	+9	+6	2 769
Group activities	5	8	20	41	9	11			20
Group total	16 150	15 554	17 473	63 370	17 481	17 851	+11	+8	35 332

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Q 2 2006	Change Q 2 %	Q 1-2 2006
Svk Tooling	1 137	1 074	1 185	4 420	1 294	1 314	+16	2 608
Svk Mining and Construction	660	730	774	2 654	800	918	+39	1 718
Svk Materials Technology	475	292	573	1 729	526	553	+16	1 079
Seco Tools[2]	284	246	319	1 100	329	286	+1	615
Group activities	-131	-81	-46	-371	-96	-76		-172
Group total	2 425	2 261	2 805	9 532	2 853	2 995	+24	5 848

OPERATING PROFIT BY BUSINESS AREA

% OF INVOICING	Q 2 2005	Q 3 2005	Q 4 2005	Q 1-4 2005	Q 1 2006	Q 2 2006	Q 1-2 2006
Svk Tooling	21.3	21.2	21.5	21.2	22.3	23.2	22.7
Svk Mining and Construction	12.6	13.5	13.6	12.9	14.4	15.2	14.8
Svk Materials Technology	11.0	7.5	11.6	10.2	11.1	11.6	11.4
Seco Tools[2]	22.8	20.8	24.2	22.4	23.3	21.1	21.2
Group total	15.0	14.5	16.1	15.0	16.3	16.8	16.6

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.